SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Poll Results of the Annual General Meeting Held on 20 May 2020
2.1	Collaborative Framework Agreement in Relation to 5G Co-Construction and Sharing Entered into Between Parent Company and China Broadcasting Network Corporation Ltd., dated May 20, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial

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performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 21, 2020	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director, Vice President and Chief Financial Officer
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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNUAL GENERAL MEETING HELD ON WEDNESDAY, 20 MAY 2020

POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held on Wednesday, 20 May 2020 at 10:00 a.m. in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong are as follows:

Resolutions passed at the AGM		No. of Votes (%)
		For	Against
1	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2019.	18,836,830,443 (99.9883%)	2,196,757 (0.0117%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2	To declare a final dividend for the year ended 31 December 2019 (the “2019 Final Dividend”).	18,830,460,796 (99.8768%)	23,218,903 (0.1232%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3	To re-elect Mr. Wang Yuhang as an executive director of the Company.	18,677,508,875 (99.0754%)	174,303,600 (0.9246%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the AGM		No. of Votes (%)
		For	Against
4	(i)To re-elect Mr. Paul Chow Man Yiu as an independent non-executive director of the Company.	17,985,541,778 (95.4053%)	866,179,707 (4.5947%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(ii)To re-elect Mr. Stephen Yiu Kin Wah as an independent non-executive director of the Company.	18,674,656,694 (99.0607%)	177,065,791 (0.9393%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
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To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the board of directors of the Company to fix their remuneration.

		18,785,971,790 (99.6514%)	65,720,205 (0.3486%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6

To give a general mandate to the board of directors of the Company to buy back shares in the Company not exceeding 10% of the number of issued shares in accordance with ordinary resolution number 6 as set out in the notice of the AGM.

		18,829,612,202 (99.8878%)	21,141,899 (0.1122%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the AGM		No. of Votes (%)
		For	Against
7

To give a general mandate to the board of directors of the Company to allot, issue and deal with additional shares in the Company not exceeding 20% of the number of issued shares in accordance with ordinary resolution number 7 as set out in the notice of the AGM.

		15,776,846,290 (83.7018%)	3,072,029,982 (16.2982%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
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To extend the general mandate granted to the board of directors of the Company to allot, issue and deal with shares by the number of shares bought back in accordance with ordinary resolution number 8 as set out in the notice of the AGM.

		15,822,761,783 (83.9245%)	3,030,814,281 (16.0755%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
9	To approve and adopt the Share Option Scheme and related matters in accordance with ordinary resolution number 9 as set out in the notice of the AGM.	16,692,502,910 (88.5833%)	2,151,354,159 (11.4167%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 20,475,482,897 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISE IN RESPECT OF THE 2019 FINAL DIVIDEND

Reference is made to the announcement of the Company dated 19 March 2020 in relation to closure of register of members and withholding and payment of enterprise income tax for non-resident enterprises in respect of the 2019 Final Dividend.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax when it distributes the 2019 Final Dividend to its non-resident enterprise shareholders (including HKSCC Nominees Limited (“HKSCC”)), and the withholding and payment obligation lies with the Company. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2019 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 20 May 2020

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin and Mr. Wang Yuhang as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COLLABORATIVE FRAMEWORK AGREEMENT

IN RELATION TO 5G CO-CONSTRUCTION AND SHARING

ENTERED INTO BETWEEN PARENT COMPANY AND

CHINA BROADCASTING NETWORK CORPORATION LTD.

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 6 June 2019 in relation to, among other things, the grant of the basic telecommunications service operating permit for “5th Generation Digital Cellular Mobile Service (5G)” to its controlling shareholder, China Mobile Communications Group Co., Ltd. (the “Parent Company”), by the Ministry of Industry and Information Technology of the People’s Republic of China.

The Company has been recently notified by the Parent Company that it has entered into a collaborative framework agreement in relation to 5G co-construction and sharing (the “5G Collaborative Framework Agreement”) with China Broadcasting Network Corporation Ltd. (“CBN”), the main content of which is as follows.

PRINCIPLES OF COLLABORATION

The Parent Company currently holds a license for using the 2.6GHz and 4.9GHz frequency bands of the radio spectrum which can be used for 5th generation mobile telecommunications (5G) on a nationwide basis. CBN has already obtained an operating permit for 5th generation digital cellular mobile service, and can legally use the 700MHz and 4.9GHz frequency bands of the radio spectrum to build 5th generation mobile telecommunications (5G) network.

The parties shall give full play to their respective advantages and, together with their respective affiliated companies (including but not limited to companies which each party to the agreement directly or indirectly has a controlling stake in or has control over – collectively known as “China Mobile” on our end), carry out 5G co-construction and sharing as well as content and platform collaboration. These shall be done in compliance with laws and regulations, in line with industry trends, under the consensus of “co-construction, sharing and win-win”, and under the general principles of “equality and voluntariness, co-construction and sharing, collaboration for win-win, and complementary advantages”.

CONTENT OF COLLABORATION

The parties shall jointly determine network construction plans, jointly invest in the construction of the 700MHz 5G wireless network at a ratio of 1:1, and jointly own and have the right to use the 700MHz 5G wireless network assets. China Mobile shall provide transmission carrier network services to CBN between 5G base stations in the 700MHz frequency band and CBN’s connection points in local cities or provincial centers on a paid basis, and also open up and share its 5G network in the 2.6GHz frequency band on a paid basis. China Mobile shall undertake 700MHz wireless network operation and maintenance works, while CBN shall pay to China Mobile network operation and maintenance fees. Before the 5G network in the 700MHz frequency band becomes commercially available, CBN may share China Mobile’s 2G/4G/5G networks on a paid basis to provide services to its customers. China Mobile shall provide international business transfer services to CBN on a paid basis.

On the basis of maintaining their respective independent branding and operations, the parties shall jointly explore model innovations in areas such as products and operations, carry out in-depth collaboration in areas such as content and platforms, and pursue collaborative operations in areas such as channels and customer services.

DURATION OF COLLABORATION

The duration of collaboration between the parties shall be from the effective date of the 5G Collaborative Framework Agreement to 31 December 2031. If any party intends to renew the agreement prior to the expiry of the duration of collaboration, the parties shall negotiate the renewal of the 5G Collaborative Framework Agreement.

The Company believes that by entering into the 5G Collaborative Framework Agreement, the parties can leverage their advantages in areas such as 5G technologies and spectrum resources to intensively and efficiently achieve 5G network coverage. This will promote collaboration between the parties in terms of content, enabling them to jointly create a “Network + Content” ecosystem and achieve mutual benefit and win-win results. The Company will continue to implement its “5G+” plan, accelerate its upgrade of technologies, networks, applications, operations and ecosystems, and promote the integration of 5G into every industry and every walk of life, thereby supporting the Company’s sustainable high-quality development.

The parties will negotiate and implement the specific proposals under the 5G Collaborative Framework Agreement based on market principles.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 20 May 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin and Mr. Wang Yuhang as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.